**COLLATERAL INSTALLMENT NOTE**

$1,949,090.94  May 27, 2005

**FOR VALUE RECEIVED**, PAC-WEST TELECOMM, INC., a corporation organized and existing under the laws of the State of California ("Customer") hereby promises to pay to the order of **MERRILL LYNCH CAPITAL, a division of MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC.,** a corporation organized and existing under the laws of the State of Delaware ("MLC"), in lawful money of the United States, the principal sum of One Million Nine Hundred Forty Nine Thousand Ninety dollars and 94/100 ($1,949,090.94) or if more or less, the aggregate amount advanced by MLC to Customer pursuant to the Loan Agreement (the "Loan Amount"); together with interest on the unpaid balance of the Loan Amount, from the Closing Date until payment, at the Interest Rate, as follows:

1.  **DEFINITIONS.**

(a) In addition to terms defined elsewhere in this Note, as used herein, the following terms shall have the following meanings:

 (i)  "Closing Date" shall mean the date of advance of funds hereunder.

 (ii)  "Excess Interest"shall mean any amount or rate of interest (including the Default Rate and, to the extent that they may be deemed to constitute interest, any prepayment fees, late charges and other fees and charges) payable, charged or received in connection with any of the Loan Documents which exceeds the maximum amount or rate of interest permitted under applicable law.

 (iii) "Interest Rate" shall mean a rate equal to the sum of (A) the Swap Rate plus (B) (4.50%). "Swap Rate" shall mean the three-year Swap Rate as published on Bloomberg Professional Servies screen "USSW", determined as of the closing swap rate two business days prior to the Closing Date.

 (iv) "Loan Agreement" shall mean that certain **TERM LOAN AND SECURITY AGREEMENT** dated as of the date hereof between Customer and MLC, as the same may have been or may hereafter be amended or supplemented.

 (v) "Note" shall mean this **COLLATERAL INSTALLMENT NOTE**.

(b) Capitalized terms used herein and not defined herein shall have the meaning set forth in the Loan Agreement. Without limiting the foregoing, the terms "Loan Documents", "Bankruptcy Event" and "Event of Default" shall have the respective meanings set forth in the Loan Agreement.

2. **PAYMENT AND OTHER TERMS.** Customer shall pay the indebtedness under this Note in 36 consecutive monthly installments commencing on the first day of the second calendar month following the Closing Date and continuing on the first day of each calendar month thereafter until this Note shall be paid in full. Each such installment shall be in the amount which will fully amortize the Loan Amount with accrued interest in equal monthly installments over a term of 36 months (except that there shall be added to the first such installment an additional amount equal to accrued interest at the Interest Rate from the date of funding to the last day of the calendar month in which funding occurs).

Each payment received hereunder shall be applied *first* to any fees and expenses of MLC payable by Customer under the terms of the Loan Agreement (including, without limitation, late charges), *next* to accrued interest at the Interest Rate, *with the balance* applied on account of the unpaid principal hereof or in such other manner as the holder hereof may from time to time hereinafter determine for the allocation of such payments thereof. Any part of the principal hereof or interest hereon or other sums payable hereunder or under the Loan Agreement not paid within five (5) days of the applicable due date shall be subject to a late charge equal to the lesser of (i) 5% of the overdue amount, or (ii) the maximum amount permitted by law. All interest shall be computed on the basis of actual days elapsed over a 360-day year.

Customer may not prepay this Note during the first eighteen (18) months following the Closing Date, except that in the event of a Corporate Transaction Event, Customer may prepay this Note, in whole, but not in part, during such eighteen (18) month period, and such prepayment shall be accompanied by a premium equal to four percent (4%) of the amount prepaid. Customer may for any reason whatsoever, prepay this Note at any time on or after such eighteen (18) month period following the Closing Date, in whole but not in part, upon 30 days prior written notice to MLC, and such prepayment shall, if made on or after the eighteenth (18th) month but prior to twenty-fourth (24th) month anniversary of the Closing Date, be accompanied by a premium equal to three percent (3%) of the amount prepaid, and if made any time thereafter, be accompanied by a premium equal to one percent (1%) of the amount so prepaid. Except as set forth above, there shall be no other premium, penalties or fees payable in connection with any prepayments of the Loans, including without limitation, any breakage, make-whole or similar premiums, penalties or fees. Notwithstanding anything contained herein to the contrary, the prepayment premiums set forth above shall not be payable in connection with any mandatory prepayment of the Loans, including, without limitation, upon the acceleration of the Loans following an Event of Default, , or upon the permanent prepayment of Customer's obligations pursuant to Section 3.4(k) of the Loan Agreement. For purposes of this definition, (i) a "year" means the 365 or 366-day, as applicable, commencing on the Closing Date or any anniversary of the Closing Date and (ii) a "Corporate Transaction Event" means any transaction by the Company of the type described in Sections 3.5(k) or 3.3(g) of the Loan Agreement, and shall include the transfer by the Company of all or substantially all of its assets into a joint venture.

This Note is the Collateral Installment Note referred to in, and is entitled to all of the benefits of the Loan Agreement and any Loan Documents. If Customer shall fail to pay when due any installment or other sum due hereunder, and any such failure shall continue for more than five (5) Business Days from the due date, or if any other Event of Default shall have occurred and be continuing, then at the option of the holder hereof (or, upon the occurrence of any Bankruptcy Event, automatically, without any action on the part of the holder hereof), and in addition to all other rights and remedies available to such holder under the Loan Agreement, any Loan Documents, and otherwise, the entire Loan Amount at such time remaining unpaid, together with accrued interest thereon and all other sums then owing by Customer under the Loan Agreement, may be declared to be and thereby become immediately due and payable.

It is expressly understood, however, that nothing contained in the Loan Agreement, any other agreement, instrument or document executed by Customer, or otherwise, shall affect or impair the right, which is unconditional and absolute, of the holder hereof to enforce payment of all sums due under this Note at or after maturity, whether by acceleration or otherwise, or shall affect the obligation of Customer, which is also unconditional and absolute, to pay the sums payable under this Note in accordance with its terms. Except as otherwise expressly set forth herein or in the Loan Agreement, Customer hereby waives presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate and all other notices and formalities in connection with this Note.

Wherever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note. Notwithstanding any provision to the contrary in this Note, the Loan Agreement or any of the Loan Documents, no provision of this Note, the Loan Agreement or any of the Loan Documents shall require the payment or permit the collection of any Excess Interest. If any Excess Interest is provided for, or is adjudicated as being provided for, in this Note, the Loan Agreement or any of the Loan Documents, then: (a) Customer shall not be obligated to pay any Excess Interest; and (b) If any Excess Interest is provided for, or is adjudicated as being provided for, in, then: (i) Customer shall not be obligated to pay any Excess Interest; and (ii) any Excess Interest that MLC may have received under any of the Loan Documents shall, at the option of MLC, be applied as a credit against the then unpaid principal balance of this Note, or accrued interest hereon not to exceed the maximum amount permitted by law or refunded to the payor thereof.

Upon the occurrence and during the continuance of any Event of Default, but without limiting the rights and remedies otherwise available to MLC hereunder or waiving such Event of Default, the interest payable by Customer hereunder shall at the option of MLC accrue and be payable at the Default Rate. The Default Rate, once implemented, shall continue to apply to the Obligations under this Note, the Loan Agreement or any of the Loan Documents and be payable by Customer until the date MLC gives written notice (which shall not be unreasonably delayed or withheld) that such Event of Default has been cured to the satisfaction of MLC.
This Note shall be construed in accordance with the laws of the State of Illinois and may be enforced by the holder hereof in any jurisdiction in which the Loan Agreement may be enforced.

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**IN WITNESS WHEREOF**, this Note has been executed by Customer as of the day and year first above written.

**PAC-WEST TELECOMM, INC.**

By:       /s/ H. Ravi Brar
           Signature
           H. Ravi Brar
           Printed Name
           CFO
           Title